Exhibit 99.2

ATA INC.

PROXY STATEMENT

General

Our board of directors is soliciting proxies for the annual general meeting of shareholders to be held on September 12, 2019 at 2 p.m., local time, or at any adjournment or postponement thereof. The annual general meeting will be held at Marco Polo 2804, The Venetian Macao Resort Hotel, Estrada da Baía de N. Senhora da Esperanca, s/n, Taipa, Macau.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold common shares, by attending the meeting and voting in person. A written notice of revocation must be delivered to the attention of ATA Inc. (the “Company”), if you hold our common shares, or to Citibank N.A. if you hold American Depositary Shares (“ADSs”) representing our common shares.

Record Date, Share Ownership, and Quorum

Shareholders of record at the close of business on August 13, 2019 are entitled to vote at the annual general meeting. Our common shares underlying ADSs are included for purposes of this determination. As of July 31, 2019, 47,266,346 of our common shares, par value US$0.01 per share, were issued and outstanding, approximately 23,273,262 of which were represented by ADSs (with each ADS representing two common shares). Two (2) shareholders entitled to vote and present in person, or (in the case of a common shareholder being a corporation) by its duly authorized representative, or by proxy that represent not less than one-third in nominal value of our total issued voting shares shall form a quorum for all purposes.

Voting and Solicitation

Holders of common shares outstanding on the record date are entitled to one vote for each common share held. At the annual general meeting every common shareholder present in person, or (in the case of a common shareholder being a corporation) by its duly authorized representative, or by proxy, may vote for the fully paid common shares held by such common shareholder. A resolution put to the vote of a meeting shall be decided on a poll. The result of the poll shall be deemed to be the resolution of the meeting.

The Company will pay the expenses of the preparation of proxy materials and the solicitation of proxies for the annual general meeting.

Voting by Holders of Common Shares

When proxies are properly dated, executed and returned by holders of common shares, the common shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder. If no specific instructions are given in a proxy that is properly dated, executed and returned by a holder of common shares, the common shares will be voted “FOR” each proposal and in the proxy holder’s discretion as to other matters that may properly come before the annual general meeting. Abstentions by holders of common shares are included in the determination of the number of common shares present and voting but are not counted as votes for or against a proposal. Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved.

Voting by Holders of American Depositary Shares

Citibank, N.A., as depositary of the ADSs, has advised us that it intends to mail to all owners of ADSs this proxy statement, the accompanying notice of annual general meeting and an ADR Voting

Instruction Card. Upon the written request of an owner of record of ADSs, Citibank, N.A. will endeavor, insofar as practicable, to vote or cause to be voted the amount of common shares represented by such ADSs in accordance with the instructions set forth in such request. Citibank, N.A. has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all the common shares represented by the ADSs, only Citibank, N.A. may vote those common shares at the annual general meeting.

Citibank, N.A. and its agents have advised us that they are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the common shares underlying your ADSs are not able to be voted at the annual general meeting, there may be nothing you can do.

If (i) the enclosed Voting Instruction card is signed but is missing voting instructions, or (ii) the enclosed Voting Instruction card is improperly completed, Citibank, N.A. will deem such holder of ADSs to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.

PROPOSAL 1

RE-ELECTION OF CLASS C DIRECTORS

According to Article 87 of our Third Amended and Restated Articles of Association, our board of directors is divided into three classes, namely class A directors, class B directors, and class C directors. At the upcoming general meeting, the class C directors shall retire from office and be eligible for re-election. As a result, Hope Ni and Alec Tsui, our class C directors, are subject to retirement and re-election at this meeting. We now hereby nominate Hope Ni and Alec Tsui for re-election as class C directors at the 2019 annual general meeting. Hope Ni and Alec Tsui will hold office for a three-year term and until their respective successors are elected and are duly qualified, or until their disqualification in accordance with our Third Amended and Restated Articles of Association.

Common shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of Hope Ni and Alec Tsui. The board has no reason to believe that Hope Ni and Alec Tsui will be unable or unwilling to serve as directors if elected. In the event that Hope Ni and Alec Tsui should be unavailable for election as a result of an unexpected occurrence, such common shares will be voted for the election of such substitute nominees as management may propose.

The following table sets forth certain information of Hope Ni and Alec Tsui, including age as of September 12, 2019, the principal position currently held and biography:

Name	Age	Position

Hope Ni	47	Director
Alec Tsui	70	Director

Hope Ni is an independent director of ATA Inc. Ms. Ni is an executive director of Cogobuy Group (listed on the Main Board of The Stock Exchange of Hong Kong). Ms. Ni currently serves on the boards of Digital China Holdings Ltd. (Stock code: 00861.HK). From 2004 to 2007, Ms. Ni was the chief financial officer and director of Viewtran Group, Inc. (NASDAQ: VIEW), during which time, Viewtran Group increased market capitalization approximately seven times. In 2008, Ms. Ni served as the vice chairman of Viewtran Group, Inc. Prior to that, Ms. Ni spent six years as a practicing attorney at Skadden, Arps, Slate, Meagher & Flom LLP in New York and Hong Kong. Earlier in her career, Ms. Ni worked at Merrill Lynch’s investment banking division in New York. Ms. Ni received her J.D. degree from University of Pennsylvania Law School and her B.S. degree in applied economics and business management from Cornell University.

Alec Tsui is an independent director on our board and has also served as director on the board of directors of ATA Online from July 2015 to August 2018. Mr. Tsui is currently an independent non-executive director of a number of companies listed in Hong Kong, Philippines and on the Nasdaq Global Market, including, COSCO Shipping International (Hong Kong) Co Ltd., Pacific Online Limited, Melco Resorts & Entertainment Limited, Melco Resorts & Entertainment (Philippines)

Corporation, DTXS Silk Road Investment Holdings Company Limited and Hua Medicine. He was the chairman of the Hong Kong Securities Institute from 2001 to 2004. He was an advisor and a council member of the Shenzhen Stock Exchange from 2001 to 2002. He joined the Hong Kong Stock Exchange in 1994 as an executive director of the finance and operations services division and became its chief executive in 1997. Prior to that, Mr. Tsui served at the Securities and Futures Commission of Hong Kong from 1989 to 1993. Mr. Tsui graduated from the University of Tennessee with a B.S. degree and a master’s degree in industrial engineering. He completed a program for senior managers in government at the John F. Kennedy School of Government of Harvard University

Hope Ni and Alec Tsui will be elected as class C directors by an affirmative vote of a simple majority of the votes of the holders of common shares present in person or represented by proxy and voting at the annual general meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 1, THE RE-ELECTION OF THE NOMINEES NAMED ABOVE.

PROPOSAL 2

RE-ELECTION OF CLASS B DIRECTOR

According to Article 86(3) of our Third Amended and Restated Articles of Association, any director appointed by the Board of Directors to fill a casual vacancy on the Board of Directors shall hold office until the next following annual general meeting of the Company and shall then be eligible for re-election. Mr. Jun Zhang was appointed as a class B director of the Company by the Board of Directors on August 6, 2019, replacing Mr. Jack Huang, who has resigned as a class B director of the Company, with the total number of board members remaining at six. As a result, Jun Zhang, our class B director, is subject to re-election at this meeting. We now hereby nominate Jun Zhang for re-election as a class B director at this meeting. If re-elected, Jun Zhang will hold office for a three-year term and until his successor is elected and is duly qualified, or until his disqualification retirement by rotation in accordance with our Third Amended and Restated Articles of Association.

Common shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of Jun Zhang. The board has no reason to believe that Jun Zhang will be unable or unwilling to serve as a director if elected. In the event that Jun Zhang should be unavailable for election as a result of an unexpected occurrence, such common shares will be voted for the election of such substitute nominee as management may propose.

The following table sets forth certain information of Jun Zhang, including age as of September 12, 2019, the principal position currently held and biography:

Name	Age	Position

Jun Zhang	47	President and Director

Jun Zhang is the president and a director of our company. Prior to joining us, Mr. Zhang was the founder and president of ACG. With over 20 years of experience in art and creativity education, Mr. Zhang is recognized as an expert in the art and creativity education industry in China. He is a pioneer in the industrialization of international art and creativity education in China and has been active in the fields both professionally and as an educator in China. He has served as the head of the graduate animation program at the Central Academy of Fine Arts’ School of City Design and as an expert in digital simulation at the Beijing Institute of Technology’s School of Design and Arts. Mr. Zhang received a bachelor’s degree in arts education from Qufu Normal University.

The affirmative vote of a simple majority of the votes of the holders of common shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 2, THE RE-ELECTION OF THE NOMINEE NAMED ABOVE.

PROPOSAL 3

RE-APPOINTMENT OF INDEPENDENT AUDITOR

Our audit committee recommends, and our board of directors concurs, that KPMG Huazhen LLP be re-appointed as our independent auditor for the fiscal year ending December 31, 2019. KPMG Huazhen LLP has served as our independent auditor since 2015.

In the event our shareholders fail to vote in favor of the re-appointment, our audit committee will reconsider its selection. Even if the shareholders vote in favor of the re-appointment, our audit committee in its discretion may direct the re-appointment of a different independent auditing firm at any time during the year if the audit committee believes that such a change would be in the best interests of our company and shareholders.

The affirmative vote of a simple majority of the votes of the holders of common shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 3, THE RE-APPOINTMENT OF KPMG HUAZHEN LLP AS OUR INDEPENDENT AUDITOR FOR FISCAL YEAR ENDING DECEMBER 31, 2019.

PROPOSAL 4

APPROVAL OF, AS A SPECIAL RESOLUTION, CHANGE OF COMPANY NAME AND CONSEQUENT AMENDMENT TO RELEVANT SECTIONS OF THE THIRD AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

With the closing of acquisition of Beijing Huanqiuyimeng Education Consultation Corp., we expect that international creative education will become the primary focus of our business. To better reflect our focus and help us to build recognition as a market leader of international education, the board hereby proposes, AS A SPECIAL RESOLUTION, to change the name of the Company to “ATA Creativity Global” (the “Name Change”), and consequently amend (i) Article 1 of our Third Amended and Restated Memorandum of Association to “The name of the Company is ATA Creativity Global”, and (ii) the reference of the Company’s name in our Third Amended and Restated Articles of Association to “ATA Creativity Global” (the “Amendment”).

If our shareholders approve the Name Change, the Name Change and the Amendment will become effective upon filing of the shareholders’ approval with the Cayman Islands Companies Registry. Concurrently, we expect to change the ticker symbol of our common stock which is listed on the NASDAQ Global Market, and will be required to obtain a new CUSIP number for our common stock. While the name change will cause us to incur certain administrative costs, the board believes that any potential confusion and costs associated with the Name Change will be outweighed by the expected benefits of the Name Change.

The Name Change will not have any effect on the rights of our existing shareholders. Shareholders will not be required to exchange stock certificates solely to reflect the new company name. If a physical certificate represents a shareholder’s shares of our common stock currently, that certificate will continue to represent such shareholder’s ownership of such shares. When physical certificates are presented for transfer in the ordinary course, new certificates bearing the new company name will be issued.

The affirmative vote of two thirds of the votes of the holders of common shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal AS A SPECIAL RESOLUTION.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 4, THE CHANGE OF COMPANY NAME AND CONSEQUENT AMENDMENT TO RELEVANT SECTIONS OF THE THIRD AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE COMPANY.

OTHER MATTERS

We know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,
/s/Kevin Xiaofeng Ma
Kevin Xiaofeng Ma
Executive Chairman of the Board and Chief Executive Officer

August 13, 2019